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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Lionbridge Technologies, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
536252 10 9
(CUSIP Number)
Scott L. Spitzer, Esq.
Bowne & Co., Inc.
345 Hudson Street
New York, NY 10014
(212) 924-5500

with copies to:
Vince Pagano, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-3125
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 19, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	536252 10 9	Page	of

1	NAMES OF REPORTING PERSONS: Bowne & Co., Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	IRS I.D. 13-2618477

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	State of Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1. Security and Issuer
     This Amendment No. 1 amends and supplements the statement on Schedule 13D filed on September 8, 2005 (referred to as the “Schedule”) by Bowne & Co., Inc. (the “Reporting Person”), with respect to the common stock, par value $0.01 per share (the “Issuer Common Stock”), of Lionbridge Technologies, Inc. (the “Issuer”). Unless otherwise indicated herein, capitalized items used herein have the same meanings ascribed to them in the Schedule. Except as otherwise expressly indicated herein, the information contained in the Schedule remains in effect.
Item 4. Purpose of the Transaction
     Item 4 of the Schedule is hereby amended by adding the following paragraph to section (a):
     On December 13, 2005, the Reporting Person entered into an Underwriting Agreement (the “Underwriting Agreement”) with Goldman, Sachs & Co., Inc. and Friedman, Billings, Ramsey & Co., Inc., as representatives of the several Underwriters named in Schedule I thereto, the Issuer and Stephen J. Lifshatz pursuant to which the Reporting Person sold 9,400,000 shares of Issuer Common Stock. The foregoing description is qualified in its entirety by the terms of the Underwriting Agreement, a form of which is filed herewith as an exhibit and which is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule is hereby amended and supplemented as follows:
     (a) and (b). Pursuant to an effective registration statement on Form S-3 filed on December 13, 2005 (File Number 333-129933), the Reporting Person sold (the “Registered Offering”) 9,400,000 shares of Common Stock on December 19, 2005. After the completion of the Registered Offering, the Reporting Person does not beneficially own any shares of Issuer Common Stock.
     (c) Neither the Reporting Person, nor to the best of Reporting Person’s knowledge, any of the persons listed on Schedule A to the Schedule, has effected any transaction in Issuer Common Stock during the past sixty (60) days, other than as described in this Item 5.
     (d) Not applicable.
     (e) On December 19, 2005, the Reporting Person ceased to be a beneficial owner of more than five percent (5%) of the Issuer Common Stock.
Item 6. Contracts, Agreements, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Schedule is hereby amended by adding the following paragraph:
     On December 13, 2005, the Reporting Person entered into the Underwriting Agreement pursuant to which the Reporting Person sold 9,400,000 shares of Issuer Common Stock. The foregoing description is qualified in its entirety by the terms of the Underwriting Agreement, a form of which is filed herewith as an exhibit and which is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

Exhibit 1:	Form of Underwriting Agreement (filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-3 (File Number 333-129933) and hereby incorporated herein by reference).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2005

BOWNE & CO., INC.

By:	/s/ Scott L. Spitzer

	Name:	Scott L. Spitzer
	Title:	Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit 1:	Form of Underwriting Agreement (filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-3 (File Number 333-129933) and hereby incorporated herein by reference).